

SWK *HOLDINGS*

Collaborative Approach to Life Science Financing

Q2 2020 Shareholder Presentation

August 14, 2020

Forward-looking and Cautionary Statements

Statements in this presentation that are not strictly historical, and any statements regarding events or developments that we believe or anticipate will or may occur in the future are "forward-looking" statements within the meaning of the federal securities laws. There are a number of important factors that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Reports on Form 10-Q for subsequent periods. The Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

Our specialty finance and asset management businesses are conducted through separate subsidiaries and the Company conducts its operations in a manner that is excluded from the definition of an investment company and exempt from registration and regulation under the Investment Company Act of 1940.

This presentation is neither an offer to sell nor a solicitation of any offer to buy any securities, investment product or investment advisory services, including such services offered by SWK Advisors LLC. This presentation does not contain all of the information necessary to make an investment decision, including, but not limited to, the risks, fees and investment strategies of investing in life science investments. Any offering is made only pursuant to the relevant information memorandum, a relevant subscription agreement or investment management agreement, and SWK Advisors LLC's Form ADV, all of which must be read in their entirety. All investors must be "accredited investors" and/or "qualified purchasers" as defined in the securities laws before they can invest with SWK Advisors LLC.

Life science securities may rely on milestone payments and/or a royalty stream from an underlying drug, device, or product which may or may not have received approval of the Food and Drug Administration ("FDA"). If the underlying drug, device, or product does not receive FDA approval, it could negatively impact the securities, including the payments of principal and/or interest. In addition, the introduction of new drugs, devices, or products onto the market could negatively impact the securities, since that may decrease sales and/or prices of the underlying drug, device, or product. Changes to Medicare reimbursement or third-party payor pricing could negatively impact the securities, since they could negatively impact the prices and/or sales of the underlying drug, device, or product. There is also risk that the licensing agreement that governs the payment of royalties may terminate, which could negatively impact the securities. There is also the risk that litigation involving the underlying drug, device, or product could negatively impact the securities, including payments of principal and/or interest on any securities.

SWK *HOLDINGS*

SWK Holdings - Overview

Custom financing solutions for commercial-stage healthcare companies and royalty owners

Underserved, High-Need Market

- SWK targets $5mm to $20mm financings, a market niche that is largely ignored by larger market participants and generates attractive full-cycle returns
- Business focus is secured financings and royalty monetizations, but will selectively consider equity-like opportunities and M&A
- Experienced and aligned management and Board with extensive life science network
- As of August 14, 2020 completed financings with 36 parties deploying $540mm of capital

Demonstrated Success, Attractive Returns

- Targets unlevered, mid-teens gross return on capital with a portfolio effective yield* of 13.2% for 2Q20
- 17 exits from inception through June 30, 2020 generating a 20% IRR and 1.2x MOIC
- Specialty finance segment generated an 12.2% LTM adjusted return on finance segment tangible book value**
- Compounded book value per share at a 10% CAGR from 4Q12 to 2Q20's $18.06

Targeting Multiple Growth Opportunities

- Enteris BioPharma acquisition, share repurchase, and NASDAQ uplist demonstrate focus on shareholder value creation
- Shareholder value creation strategy:
  - Increase book value per share at a 10%+ CAGR
  - Serve as partner of choice for life sciences companies and inventors seeking $20mm or less
  - Selective organic and inorganic investment in Enteris BioPharma or other equity-like opportunities
  - Generate current income to utilize SWK's substantial NOL asset, $360mm at December 31, 2019

Effective yield is the rate at which income is expected to be recognized pursuant to the Company's revenue recognition policies, if all payments are received pursuant to the terms of the finance receivable; excludes warrants
**Numerator is specialty finance division's adjusted non-GAAP net income; Denominator is shareholders equity less the deferred tax asset and Enteris PP&E and net intangibles and goodwill, which adds-back the contingent consideration payable*

SWK *HOLDINGS*

SWK Holdings - Segments

SWK operates through two segments: Life Science Specialty Finance and Enteris BioPharma

Centered on SWK's core focus on monetizing revenue streams and intellectual property

LIFE SCIENCE SPECIALTY FINANCE

- Senior secured term loans

- Royalties

- Synthetic royalties

- Product acquisitions

ENTERIS BIOPHARMA

- Peptelligence® dosing technology

- CDMO services

- 505b2 drug development



Life Science Finance Opportunity

Achieve high current yield from investment in non-correlated assets

Access to capital is challenging for small/midsized life science cos
- Few participants exist for sub-$20mm life science financings

Life science products are highly portable
- Approved & marketed products and/or royalty streams are valuable collateral

Revenues are predictable and have low correlation to economic growth and macro factors

Mitigate FDA & clinical trial risk by focusing on commercial opportunities

SWK *HOLDINGS*

Value Creation Strategy



Deploy balance sheet capital into secured financing portfolio

- SWK has established reputation as a go-to capital provider for this underserved market
- Majority of financings structured with warrants or other upside features to enhance return profile

Selectively consider non-structured finance capital deployment opportunities

- Organic and inorganic capital deployment into Enteris
- Leverage SWK contacts, infrastructure, and lessons learned from Holmdel success

Optimize capital structure to boost ROE

- SWK targets a 10%+ ROE
- SWK carries minimal leverage while similarly sized BDCs often carry 50% to 75% debt/equity leverage
- Opportunistic share repurchases

SWK believes this strategy can continue to achieve a 10%+ book value per share CAGR

SWK *HOLDINGS*

Book Value Components

Tangible Finance Book Value / Share = $15.05

- Excludes value of deferred tax asset, net Enteris intangibles and goodwill[*], and Enteris PP&E
- SWK's targets 10%+ CAGR of tangible finance book value / share

Plus: Enteris Biopharma

- In August 2019, SWK paid $21.5 million upfront to acquire Enteris
- The seller will also receive a portion of future proceeds from the Cara Therapeutics licensing agreement and if out-licensed, proceeds from certain 505 (b)(2) assets (*refer to slide 22 for more details*)
- At 6/30/20 Enteris book value net of contingent liabilities totaled $13.2 million

Plus: Deferred Tax Asset / Share = $1.90

- At 12/30/19 SWK had federal net operating losses of $360.4 million
- The NOLs will expire by 2037 with the majority expiring by 2021

6/30/20 Total Book Value per Share was $18.06

* Intangible assets, net plus goodwill less contingent consideration payable

Corporate Milestones



2014
- ✓ $113mm raised through private placement and rights offering
- ✓ Ended year with $102mm yielding assets

2015
- ✓ Winston Black named CEO
- ✓ 1/10 effective reverse stock split
- ✓ Ended year with $108mm income producing assets

2016
- ✓ Team rebuilt and investment process improved
- ✓ Ended year with $143mm yielding assets

2017
- ✓ Holmdel sold – 3.5x CoC return
- ✓ Ended year with $154mm yielding assets

2018
- ✓ Secured $20mm credit facility with State Bank
- ✓ Announced share repurchase program in 4Q18
- ✓ Ended 4Q18 with $167mm yielding assets

2019
- ✓ 17th partner exit realized, bringing the weighted avg. IRR on all exits to 20%
- ✓ Acquired Enteris BioPharma
- ✓ Ended year with $175mm yielding assets

2020
- ✓ Uplisted to Nasdaq and added to Russell 2000 Index
- ✓ Dr. Rajiv Khosla hired as Enteris CEO
- ✓ At 2Q20 had $179mm yielding assets

SWK *HOLDINGS*

Finance Segment Portfolio Overview: 2Q20



Financing Segment Portfolio Value

- Yielding Assets:* $178.7mm
- Total Investment Assets:** $182.3mm

Metrics

- Actively Financed Entities: 23
- Avg. GAAP Balance per Entity: $7.8mm
- Non-Accrual Balance: $16.2mm
- Total Unfunded Commitments: $8mm***



Portfolio Composition

- 1%
- 11%
- 87%

■ First Lien ■ Royalty ■ Warrants

Finance receivables plus long term marketable investments
*** Short term marketable investments and warrants; Private warrants carried at zero cost/not valued on balance sheet*
**** As of August 14, 2020*

SWK *HOLDINGS*

Financial Snapshot



Total Yielding Assets*
($ in millions; at end of period)

- 2016: $132.2
- 2017: $153.9
- 2018: $167.1
- 2019: $175.1
- 2Q 2020: $178.7



SWK Stockholders' Equity
($ in millions, except per share data)

- 2016: $204.3
- 2017: $208.0
- 2018: $213.1
- 2019: $236.5
- 2Q 2020: $232.1

■ SWK Holdings Corporation Stockholders' Equity — Book Value per Share



Total Revenue
($ in millions)

- 2015: $23.5
- 2016: $22.4
- 2017: $37.5
- 2018: $26.0
- 2019: $30.7
- LTM 2Q20: $30.9



Non-GAAP Adjusted Net Income (Loss) **
($ in millions)

- 2015: $(1.4)
- 2016: $6.7
- 2017: $19.9
- 2018: $6.8
- 2019: $21.4
- LTM 2Q20: $16.5

* Defined as finance receivables, long term marketable investments, and investment in unconsolidated entity less non-controlling interests

** Eliminates provision for income taxes, Enteris intangibles amortization, and non-cash mark-to-market changes on warrant assets and equity securities; see reconciliation on page 28; 2019 Non-GAAP Adjusted Net Income was reduced by $1.2mm of Enteris transaction expenses

SWK HOLDINGS

Financing Strategy

SWK Targets Low-to-Mid Teens Effective Yields
2Q20 Finance Segment Effective Yield was 13.2%



* Finance receivables plus long term marketable investment; Includes non-accruals
** Effective yield is the rate at which income is expected to be recognized pursuant to the Company's revenue recognition policies, if all payments are received pursuant to the terms of the finance receivable; excludes warrants

SWK HOLDINGS

Current Structured Credit Portfolio



Acerus Pharmaceuticals

10.11.18

$11 million – Structured Credit

Aimmune Therapeutics

02.12.19

$5 million – Structured Credit

B&D Dental

12.10.13

$6.5 million – Structured Credit



BIOLASE

11.09.18

$15 million – Structured Credit



CeloNova BioSciences

07.31.17

$25 million – Structured Credit

DxTerity Diagnostics

04.06.15

$9.5 million – Structured Credit

Epica International

07.25.18

$14 million – Structured Credit



Eton Pharmaceuticals

11.14.19

$15 million – Structured Credit

Harrow Health (f/k/a Imprimis Pharmaceuticals)

07.19.17

$21 million – Structured Credit

Keystone Dental

05.23.16

$20 million – Structured Credit

Misonix

9.27.19

$30 million – Structured Credit

Tenex Health

07.01.16

$9 million – Structured Credit



Thermedx LLC

05.05.16

$0.4 million – Note Financing



Veru

03.05.18

$12 million – Synthetic Royalty Financing

4WEB Medical

06.03.19

$20 million - Structured Credit

SWK *HOLDINGS*

Current Royalty Portfolio

Beleodaq (Onxeo)

06.06.18

$7.5 million – Royalty

Acquisition

Besivance

04.02.13

$16 million – Royalty

Acquisition

Best ABT

11.12.18

$5.8 million – Royalty

Reorganization

Cambia

07.31.14

$9.5 million – Royalty

Acquisition

ForFivo (IntelGenx)

08.05.16

$6 million – Royalty

Acquisition



Narcan (Opiant)

11.07.16

$17.5 million – Royalty

Acquisition

Tissue Regeneration Therapeutics

06.12.13

$3.3 million – Royalty

Acquisition

Secured Royalty Financing for Pharmaceutical Product

Women's

Health

06.07.13

$3.0 million – Royalty

Financing

SWK *HOLDINGS*

Portfolio Realizations

- As of June 30, 2020 SWK has exited 17 financings for a total 1.2x CoC return and 20% weighted average IRR
  - 14 resulted in positive realizations with a cumulative 1.4x CoC and weighted average 32% IRR
  - SynCardia position was sold to distressed private equity firm with SWK recouping 58% of principal
  - Response Genetics exited via Chapter 11 and sold to a strategic buyer for cash and CGIX stock with SWK recouping 47% of principal
  - Hooper and Hooper II loans cumulatively resulted in an aggregate $0.4mm loss/0.98x CoC return

$ in 000s

Investments	Origination	Payoff	Cost*	Proceeds	CoC	IRR	Notes
Nautilus	12/05/12	12/17/13	$ 22,500	$ 28,269	1.3x	26%	Key asset was Cambia
Parnell	01/23/14	06/27/14	25,000	27,110	1.1x	21%	
PDI	10/31/14	12/22/15	20,000	25,028	1.3x	23%	
Tribute	08/08/13	02/05/16	14,000	18,367	1.3x	16%	
Galil	10/31/14	06/15/16	12,500	16,601	1.3x	21%	
Nanosphere	05/14/15	06/30/16	10,000	14,362	1.4x	48%	
Syncardia First	12/13/13	06/24/16	12,688	8,524	0.7x	-30%	
Syncardia Second	12/13/13	06/24/16	5,850	3,255	0.6x	-39%	
Syncardia Preferred	09/15/14	06/24/16	1,500	-	0.0x	-100%	
Response Genetics	07/30/14	10/07/15	12,257	5,780	0.5x	-47%	
Holmdel	12/20/12	02/23/17	6,000	21,084	3.5x	63%	
Hooper	04/17/15	05/12/17	5,000	6,754	1.4x	20%	
Narcan	12/12/16	02/28/18	17,500	33,468	1.9x	79%	Continue to own 10% of the royalty
OraMetrix	12/15/16	05/01/18	8,500	10,603	1.25x	19%	
Parnell	11/22/16	07/30/18	13,500	19,327	1.4x	26%	
Hooper II	05/12/17	10/10/18	21,340	19,162	0.9x	-16%	
EyePoint	03/28/18	02/13/19	20,000	25,168	1.3x	34%	Continue to own warrants
Thermedx	05/05/16	05/22/19	3,500	5,303	1.5x	18%	Includes par value of $343 retained sub note
Cheetah Medical	01/15/19	09/30/19	10,000	12,434	1.2x	32%	Excludes $211k of potential earnouts
Total Realized / Wtd. Avg			**$ 241,634**	**$ 300,598**	**1.2x**	**20%**	

Cost measured as principal advanced at deal close and additional add-ons, including time-weighted restructuring fundings

Portfolio Realizations to Strategic Buyers

- Ten realizations to strategic buyers demonstrated a median 30% LTV of SWK's original loan value

- Seven of the ten businesses were not profitable at time of sale, validating SWK's revenue and IP-based underwriting methodology

$ in mm

Target	Buyer	Closing Date	Transaction EV	SWK Loan at Cost*	SWK Loan / Transaction	LTM Sales	EV/LTM Sales	Target Profitable Sale?	Notes
Nautilus	Depomed	12/17/13	$ 48.7	$ 22.5	46%	$ 15.4	3.2x	N	
Response Genetics	Cancer Genetics	10/07/15	5.8	12.3	213%	16.7	0.3x	N	
PDI	Publicis	12/22/15	33.0	20.0	61%	129.3	0.3x	Y	CSO Division Only; Transaction EV assumes 50% near-term earn-outs achieved
Tribute	Aralez	2/1/16	147.6	14.0	9%	26.5	5.6x	N	
Galil	BTG plc	5/16/16	84.4	12.5	15%	22.7	3.7x	N	Transaction EV excludes $26mm of milestones
Nanosphere	Luminex	6/30/16	77.0	25.0	32%	23.1	3.3x	N	
InnoPran XL**	ANI Pharma	2/23/17	30.5	6.0	28%	11.1	2.7x	Y	
Orametrix	Dentsply Sirona	5/1/18	90.0	8.5	9%	20.0	4.5x	Y	Transaction EV excludes up to $60mm in earn-outs
Hooper II	Quest	10/10/18	27.8	26.6	96%	61.3	0.5x	N	Loan value includes non-SWK revolver ($8mm); Workout fees totaled $4mm
Cheetah Medical	Baxter	10/24/19	190.0	20.0	11%	22.2	8.6x	N	Transaction EV excludes up to $40mm in earn-outs
Median					**30%**		**3.3x**		

Cost measured as greatest of principal advanced at deal close and additional add-ons, including restructuring fundings

**InnoPran XL was the primary asset of Holmdel Pharmaceuticals, LP*

SWK *HOLDINGS*

Sourcing

- SWK has a well-developed and diversified sourcing network

- SWK balances proprietary opportunities with deal flow from trusted, boutique investment banks and brokers

- SWK typically faces limited competition due to proprietary sourcing network and focus on sub-$20mm financings

- From 2017-2019 SWK submitted terms on 78 transactions and closed 18% of these opportunities

- Deals completed from 2016 through 2019 were sourced from a variety of relationships



SWK HOLDINGS

Financing Structures

Structured Debt
- Primarily first lien senior secured loans, though will selectively evaluate second lien opportunities
- Typically include covenants, prepayment penalties, origination and exit fees, and warrant coverage
- Provide working capital to support product commercialization and M&A

Royalties
- Companies: fund pipeline development & leverage a lower cost of capital for higher ROI projects
- Institutions: capital planning for operating budgets, funding R&D initiatives, & financial asset diversification
- Inventors: financial asset diversification, fund start-up company

Synthetic Royalty
- Marketer creates a 'royalty' by selling an interest in a future revenue stream earned with a single product or basket of products in exchange for an upfront payment and potential future payments
- Ability to structure tiered revenues, reverse tiers, minimum payments, caps, step-downs and buy-out options, similar to a license agreement between innovator and marketer

Hybrid Financing
- Combination of royalty and revenue-based financings
- Can take on many forms, including structured debt and equity investments

Product Acquisition
- Target legacy products with established revenue trends, minimal marketing and infrastructure requirements

SWK *HOLDINGS*

Value Proposition to Partners

Asset base and nimble structure position SWK to serve the sub-$20mm financing market

- Smaller companies often don't have financial profile to qualify for traditional financing sources

- Companies in this niche often have few options outside of a dilutive equity raise

- The IPO market is largely closed to companies of this size requiring expensive and difficult private equity sourcing

- Many alternative financing sources have grown too large to care about smaller companies

- Some historical financing sources have been acquired by regulated financial institutions that due to regulatory constraints cannot lend to unprofitable companies and prohibit SWK-style transactions

- Venture lenders often require principal payback over a shorter period than SWK's structures, often stressing borrowers by sapping valuable working capital from their businesses during periods of high growth, when they need the capital the most

Structures financings to preserve liquidity and match a growing company's revenue profile

Provides its borrowers with access to its network of capital markets resources and operators

Through RIA arm and industry relationships, SWK can access additional capital to finance larger opportunities

Historical Financing: Narcan Royalty

Narcan is the only FDA approved, intranasal Naloxone product for the treatment of opioid overdose

Narcan is appropriately priced with revenue growth from expanded distribution, not price hikes

OPPORTUNITY	SOLUTION

OPPORTUNITY

- Opiant is a publicly traded drug development company that receives a royalty on Narcan for developing the drug's unique formulation
    - Novel formulation has a faster time to onset and more convenient and safer administration
- Opiant needed capital to pursue development programs
- At time of monetization, Opiant was a thinly traded OTC stock and management believed the share price did not reflect underlying asset value, thus a share offering was not an attractive option

SOLUTION

- SWK structured a capped royalty that was smaller than competing proposals, and allowed Opiant to retain tail economics
- In December 2016, SWK funded $13.8mm in exchange for a royalty that was capped at a 1.5x CoC return
    - On August 8, 2017 upon achieving $25mm in cumulative sales during two consecutive quarters, SWK funded additional $3.8mm with a 1.5x CoC return cap
- Narcan sales exceeded forecasts; CoC return cap achieved in February 2018
- SWK retains a residual royalty ranging from 5% to 10% through expiry of Narcan IP

SWK *HOLDINGS*

Historical Financing: Galil Medical

Galil is a privately-held medical device company that delivers innovative cryotherapy solutions for tumor ablation

OPPORTUNITY	SOLUTION

OPPORTUNITY

- In 2014, Galil was on the cusp of accelerating revenue growth, but was not yet cash-flow positive and could not tap traditional financing channels

- Galil needed additional capital to run clinical trials and expand its sales force

SOLUTION

- In December 2014, SWK provided a $12.5mm senior secured term loan structured to delay principal repayment until growth initiatives matured

- In late 2015, SWK committed to provide additional financing to support Galil's proposed acquisition of a competitor
    - The transaction was not consummated, but SWK's support permitted opportunistic bid

- By early 2016, the growth initiatives were bearing fruit, and in June 2016, Galil was acquired by BTG plc for $84mm plus up to $26mm in earn-outs

- The SWK facility gave Galil capital to grow the business and garner a higher acquisition price while allowing the equity owners to capture maximum upside

- SWK facility represented 15% LTV of the take-out price

- SWK generated a 1.3x cash-on-cash return and 20% IRR

SWK *HOLDINGS*

Enteris BioPharma Acquisition – A Transformational Opportunity

Synergistic & Value Enhancing

- Natural extension to SWK's existing royalty monetization business, which generates income via royalties on life science products in a mix of structures
- Enteris offers opportunity to create wholly-owned portfolio of milestones and royalties on IP-protected biotherapeutics with substantial upside optionality

Highly Favorable Deal Economics

- Attractive valuation with SWK buying undervalued portfolio of "call options" of current & future licenses, owned drug candidate assets, and CDMO operations
- Risk-adjusted economics from existing/expected licenses anticipated to exceed purchase price

"Game-Changing" Platform Technology

- Peptelligence® enables injectable-to-oral conversion of peptides and difficult to formulate small molecules
- Targets substantial market and serves as cornerstone for "asset-light" licensing revenue model
- Franchise-like model ("multiple shots on goal") leverages partners' significant R&D and marketing/commercialization spend
- Existing 505(b)(2) pharmaceutical development candidates plus ability to internally expand owned-product portfolio creates engine for additional future licenses

Strong Company; Positioned for Success

- Enteris possesses proven technology, clinical experience and in-house manufacturing which is unique compared with peers, some of which sport multi-hundred million dollar market values
- Potential to expand Peptelligence® platform via acquisition of dosing technologies and CDMO assets
- Experienced management team buttressed by 2020 hiring of CMO and CEO

SWK HOLDINGS

Enteris Corporate Overview

Proven Technology, Late-Stage Commercial Partnerships, and Internal Pipeline

Drug Delivery Technology

- Peptelligence technology allows for oral delivery of drugs that are typically injected, including peptides and BCS class II, III, and IV small molecules
- Extensive intellectual property estate with protection through 2036
- Peptelligence licenses, including Cara Therapeutics, and development work with several large pharmaceutical partners

Commercial Platform

- Generates revenue three ways:
- Formulation and development work
- Clinical trial tablet manufacturing
- Technology licenses consisting of milestones and royalties
- During 2020 SWK is investing to build-out manufacturing and business development capabilities

Internal 505(b)(2) Pipeline

- Ovarest® (oral leuprolide tablet)
- Indications: Rare disease and female health
- Tobrate™ (oral tobramycin tablet)
- Indication: Uncomplicated Urinary Tract Infection
- Dr. Gary Shangold hired in January 2020 to optimize 505 (b)(2) strategy

Company Highlights

- Privately held company based in Boonton, New Jersey
- To operate as a wholly-owned subsidiary, run by experienced management
- Rajiv Khosla, Ph.D. appointed as Chief Executive Officer in May 2020
- Expected to be profitable including anticipated license-related revenue
- Over time SWK anticipates Enteris will develop multiple "shots on goal" value proposition

SWK *HOLDINGS*

Enteris Transaction Overview

- $21.5mm paid upfront to acquire 100% of Enteris' capital stock

- Proceeds from Cara Therapeutics licensing agreement, which includes milestone payments and low-single digit royalties on sales of Oral Korsuva™:

  – Seller will receive 100% of $8.0mm upfront payment

  – SWK will receive 60% of the first milestone payment

  – SWK will receive 25% of all other milestone payments until seller receives $32.75mm in aggregate consideration

  – License revenue split 50%/50% thereafter

  – SWK portion of this license's economics are expected to be greater than the purchase price

- If out-licensed, proceeds for Enteris' 505(b)(2) drug candidates Ovarest and Tobrate

  – SWK to receive 40% until seller receives $3.0mm on each asset

  – SWK to receive 70% of milestone and royalty proceeds thereafter

- Enteris operates as a stand-alone business unit with the management team reporting directly to SWK CEO Winston Black

SWK *HOLDINGS*

Leadership Team



Winston Black
Chief Executive Officer

- Appointed CEO in 2016
- Co-founded PBS Capital Management
- Prior leadership positions at Highland Capital Management, Mallette Capital Management and ATX Communications



Charles Jacobsen
Chief Financial Officer

- Appointed CFO in 2012
- Currently serves as Partner of Strategic Growth for CFGI
- Has served in CEO and CFO roles at multiple financing and investment firms



Jody Staggs
Managing Director

- Joined in 2015
- Previously VP of Investments at Annandale Capital
- Co-founded PBS Capital Management
- Prior to PBS, served as Senior Portfolio Analyst at Highland Capital Management



Yvette Heinrichson
Chief Accounting Officer

- Joined in 2016
- Proficient in technical GAAP accounting, SEC financial reporting, SOX implementation
- Served as financial statement auditor and tax professional with Deloitte for multiple years



Dr. Rajiv Kholsa
Enteris subsidiary CEO

- Joined in 2020
- Consulted with variety of biopharma and drug delivery companies on strategy, product development, and licensing transactions
- Held senior roles in large and small biopharma companies including VP of Business Development at Biovail
- Ph.D. in Pharmaceutical Drug Delivery

SWK *HOLDINGS*

SWK – Rapidly-Growing Life Science Focused Specialty Finance Company

Custom financing solutions for commercial-stage healthcare companies and royalty owners

Targeting $5mm to $20mm financings, a niche that is largely ignored by larger market participants

Focus is secured financings and royalty monetizations, but will selectively consider equity-like opportunities and M&A (Enteris BioPharma)

Since 2012, SWK has completed financings with 36 different parties deploying $540mm of capital, including partner co-investments

Balance Sheet

$ in 000s	Jun-20	Dec-19	Dec-18	Dec-17	Dec-16
ASSETS					
Cash and cash equivalents	$ 17,167	$ 11,158	$ 20,227	$ 30,557	$ 32,182
Interest and accounts receivable, net	2,001	2,554	2,195	1,637	1,054
Marketable investments	1,314	1,802	-	1,856	2,621
Other current assets	2,244	1,087	138	126	240
Total current assets	$ 22,726	$ 16,601	$ 22,560	$ 34,176	$ 36,097
Finance receivables	$ 178,385	$ 172,825	$ 166,610	$ 151,995	$ 126,366
Investment in unconsolidated entities	-	-	-	-	6,985
Marketable investments	270	466	532	-	-
Deferred tax asset	25,528	25,780	22,684	22,725	38,471
Warrant assets	2,342	3,555	2,777	987	1,013
Intangible assets, net	18,522	25,113	-	-	-
Goodwill	8,404	8,404	-	-	-
Fixed assets, net	2,593	1,292	25	-	-
Other assets	242	336	474	-	-
Total assets	$ 259,012	$ 254,372	$ 215,662	$ 209,883	$ 208,932
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable and accrued liabilities	$ 2,919	$ 3,061	$ 2,581	$ 1,840	$ 682
Revolving Credit Facility	6,445	-	-	-	-
Total current liabilities	$ 9,364	$ 3,061	$ 2,581	$ 1,840	$ 682
Contingent consideration payable	$ 16,290	$ 14,500	-	-	-
Warrant liability	101	76	13	91	189
Other non-current liabilities	1,174	203	11		
Total liabilities	26,929	17,840	2,605	1,931	871
Stockholders' equity:					
Common stock	13	13	13	13	13
Additional paid-in-capital	4,431,481	4,432,146	4,432,499	4,433,589	4,433,289
Accumulated deficit	(4,199,411)	(4,195,627)	(4,219,455)	(4,225,863)	(4,228,910)
Accumulated other comprehensive income	-	-	-	213	(87)
Total SWK Holdings Corp stockholders' equity	232,083	236,532	213,057	207,952	204,305
Non-controlling interests in consolidated entities	-	(0)	-	-	3,756
Total stockholders' equity	232,083	236,532	213,057	207,952	208,061
Total liabilities and stockholders' equity	$ 259,012	$ 254,372	$ 215,662	$ 209,883	$ 208,932

In 2019 and 2018 certain asset and liabilities were classified as "current"; Thus prior periods may not be directly comparable.

SWK HOLDINGS

Income Statement

$ in 000s, except per share amounts	LTM 2Q20	Dec-19	Dec-18	Dec-17	Dec-16
Revenues					
Finance receivable interest income, including fees	$ 29,941	$ 30,117	$ 25,978	$ 26,877	$ 15,747
Pharmaceutical development	919	621	-	-	-
Marketable investments interest income	-	-	-	-	92
Income related to investments in unconsolidated entities	-	-	-	10,530	6,219
Other	45	9	12	79	322
Total Revenues	30,905	30,747	25,990	37,486	22,380
Costs and expenses:					
Provision for loan credit losses	1,600	2,209	6,179	-	1,659
Impairment expense	163	-	7,875	8,509	8,077
General and administrative	10,525	7,430	4,866	4,101	2,829
Change in fair value of acquisition-related contingent consideration	1,790	-	-	-	-
Depreciation and amortization	11,902	4,954	17	-	-
Pharmaceutical manufacturing, research and development expense	3,334	1,176	-	-	-
Interest expense	422	338	160	-	-
Total costs and expenses	29,736	16,107	19,097	12,610	12,565
Other income (expense), net:					
Unrealized net (loss) gain on derivatives	(1,882)	362	484	(1,115)	588
Unrealized net gain (loss) equity securities	1,155	1,643	(1,035)	-	-
Gain (loss) on sale of investments	197	197	(105)	243	-
Income (loss) before income taxes	640	16,842	6,237	24,004	10,403
Income tax (benefit) expense	(8,519)	(6,986)	42	15,753	(21,638)
Consolidated net income (loss)	9,159	23,828	6,195	8,251	32,041
Net income attributable to non-controlling interests	-	-	-	5,204	3,153
Net income (loss) attributable to SWK Holdings Corp Stockholders	$ 9,159	$ 23,828	$ 6,195	$ 3,047	$ 28,888
Net income (loss) per share attributable to SWK Holdings Corp Stockholders					
Basic	$ 0.71	$ 1.85	$ 0.47	$ 0.23	$ 2.22
Diluted	$ 0.71	$ 1.85	$ 0.47	$ 0.23	$ 2.22
Weighted Average Shares					
Basic	12,909	12,906	13,051	13,036	13,015
Diluted	12,914	12,911	13,054	13,040	13,018

SWK *HOLDINGS*

Cash Flow Statement

$ in 000s,*	LTM 2Q20	Dec-19	Dec-18	Dec-17	Dec-16
Cash flows from operating activities:					
Consolidated net income	$8,125	$23,828	$6,195	$8,251	$32,041
Adjustments to reconcile net income to net cash provided by operating activities:					
Income from investments in unconsolidated entity	-	-	-	(10,530)	(6,219)
Provision for loan credit losses	1,600	2,209	6,179	-	1,659
Amortization of debt issuance costs	189	188	-	-	-
Impairment expense	163	-	7,875	8,509	8,077
Deferred income tax	(7,632)	(7,100)	31	15,745	(21,638)
Change in fair value of warrants	1,882	(362)	(484)	1,115	(588)
Change in fair value of equity securities	(1,155)	(1,643)	1,035	-	-
Change in fair value of acquisition-related contingent consideration	1,790	-	-	-	-
Gain on sale of investments	(197)	(197)	105	(243)	-
Loan discount amortization and fee accretion	(1,798)	(349)	487	(1,926)	(3,109)
Interest paid-in-kind	(2,227)	(1,287)	(191)	(1,779)	(398)
Stock-based compensation	710	530	267	300	363
Interest income in excess of cash collected	-	(82)	(249)	(534)	-
Gain (loss) on sale (write off) of investments	-	-	-	-	-
D&A expense	11,899	4,954	28	17	16
Changes in operating assets and liabilities:					
Interest and accounts receivable	326	(214)	(558)	(583)	(59)
Other assets	(1,336)	(205)	202	(42)	(396)
Accounts payable and other liabilities	472	(1,734)	(1,296)	1,158	(106)
Net cash provided by operating activities	$12,811	$18,536	$ 19,626	$ 19,458	$ 9,643
Cash flows from investing activities:					
Acquisition of business, net of cash acquired	(19,719)	(19,719)	-	-	-
Proceeds from sale of investments	197	197	221	345	-
Investment in equity securities	(159)	(159)	-	-	-
Cash distributions from investments in unconsolidated entity	-	-	-	17,515	7,222
Cash received for settlement of warrants	-	-	-	-	1,405
Investment in finance receivables	(23,608)	(51,039)	(90,110)	(37,432)	(75,009)
Repayment of finance receivables	16,648	43,980	61,706	7,368	45,292
Corporate debt security principal payment	65	66	69	93	41
Purchases of property and equipment	(1,486)	-	-	-	-
Other	(220)	(48)	(16)	(12)	(3)
Net cash provided by investing activities	$ (28,282)	$ (26,722)	$ (28,130)	$ (12,123)	$ (21,052)
Cash flows from financing activities:					
Distribution to non-controlling interests	-	-	-	(8,960)	(3,696)
Net proceeds from credit facility	6,445	-	-	-	-
Repurchases of common stock, including fees & expenses	(1,180)	(883)	(1,357)	-	-
Debt Issuance Costs	-	-	(469)	-	-
Net cash used in financing activities	$ 5,265	$ (883)	$ (1,826)	$ (8,960)	$ (3,696)
Net increase in cash and cash equivalents	(10,206)	(9,069)	(10,330)	(1,625)	(15,105)
Cash and cash equivalents at beginning of period	11,158	20,227	30,557	32,182	47,287
Cash and cash equivalents at end of period	$ 952	$ 11,158	$ 20,227	$ 30,557	$ 32,182

*Figures may not sum due to rounding

SWK *HOLDINGS*

Reconciliation of Non-GAAP Adjusted Net Income

- The following tables provide a reconciliation of SWK's reported (GAAP) consolidated net income to SWK's adjusted consolidated net income (Non-GAAP) for the periods denoted in the table. The table eliminates provisions for income taxes, non-cash mark-to-market changes on warrant assets and SWK's warrant, and amortization of Enteris intangible assets:

$ in 000s, except per share amounts	LTM 2Q20	Dec-19	Dec-18	Dec-17	Dec-16
Consolidated net income (loss)	$ 9,158	$ 23,828	$ 6,195	$ 8,251	$ 32,041
Add: income tax expense (benefit)	(8,519)	(6,986)	42	15,753	(21,638)
Add: Enteris intangibles amortization	11,579	4,816	-	-	-
Add : loss on remeasurement of contingent consideration	1,790	-	-	-	-
Plus: loss (gain) on fair market value of equity securities	632	144	1,035	-	-
Add: loss (gain) on fair market value of warrants	$ 1,882	$ (362)	$ (484)	$ 1,115	$ (588)
Adjusted income before provision for income tax	$ 16,522	$ 21,440	$ 6,788	$ 25,119	$ 9,815
Plus: Adjusted provision for income tax	-	-	-	-	-
Non-GAAP consolidated net income	$ 16,522	$ 21,440	$ 6,788	$ 25,119	$ 9,815

Reconciliation of Non-GAAP Specialty Finance Net Income

- The following tables provide a reconciliation of SWK's consolidated adjusted income before provision for income taxes, listed in the table above, to the non-GAAP adjusted net income for the specialty finance business for the periods denoted below. The table eliminates expenses associated with the acquisition of Enteris, and Enteris operating losses.

$ in 000s, except per share amounts	LTM 2Q20	Dec-19	Dec-18	Dec-17	Dec-16
Adjusted income before provision for income tax	$ 16,522	$ 21,440	$ 6,788	$ 19,915	$ 6,662
Plus: Enteris acquisition expense	1,065	1,151	-	-	-
Plus: Enteris operating loss, excluding intangibles amortization	5,533	1,760	-	-	-
Adjusted specialty finance income before provision for income taxes	$ 23,119	$ 24,351	$ 6,788	$ 19,915	$ 6,662
Adjusted provision for income taxes	-	-	-	-	-
Non-GAAP specialty finance net income	$ 23,119	$ 24,351	$ 6,788	$ 19,915	$ 6,662

- The following tables provide a reconciliation of SWK's book value per share to the non-GAAP adjusted book value per share for the specialty finance business. The table eliminates the net deferred tax asset, and Enteris-related net intangibles, goodwill, and net property, plant and equipment.

$ in 000s, except per share amounts	Jun-20
SWK Specialty Finance Book Value, net	
Stockholders' Equity (Book Value)	$ 232,083
Less: Deferred tax asset, net	25,528
Tangible book value	$ 206,555
Less Enteris book value, net	13,229
Specialty Finance tangible book value	$ 193,326
Book value per share	$ 18.06
Tangible book Value per share	$ 16.08
Specialty Finance tangible book value per share	$ 15.05
Shares outstanding	12,849

	Jun-20
Enteris Book Value, net*	
Intangible assets, net	$ 18,522
Goodwill	8,404
Property and equipment, net	2,593
Total Enteris-related assets	$ 29,519
Less: Contingent consideration payable	16,290
Enteris book value, net	$ 13,229
Enteris book value, net per share	$ 1.03

* Enteris' net book value has decreased $0.41 per share primarily due to the amortization of intangible assets, net.

SWK *HOLDINGS*

Contact Information

SWK Senior Management

- Winston Black:
  - Phone: 972.687.7251
  - Email: wblack@swkhold.com

- Jody Staggs:
  - Phone: 972.687.7252
  - Email: jstaggs@swkhold.com

- Office address:
  - 14755 Preston Road, Ste 105
    Dallas, TX 75254

- Website: www.swkhold.com

Investor & Media Relations: Tiberend Strategic Advisor

- Jason Rando (Media):
  - Phone: 212.375.2665
  - Email: jrando@tiberend.com

- Maureen McEnroe (Investors):
  - Phone: 212.375.2664
  - Email: mmcenroe@tiberend.com

SWK *HOLDINGS*



SWK *HOLDINGS*

Collaborative Approach to Life Science Financing